KRANTI RESOURCES, INC.

6705 Tomken Rd. Suite 211

Mississauga, ON L5T 2J6

Canada

January 11, 2010

VIA EDGAR CORRESPONDENCE ONLY

Mr. Mark C. Shannon

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Kranti Resources, Inc.

Form 10K for the Fiscal year Ended December 31, 2008

Filed March 31, 2009

File No. 333-142096

Dear Mr. Shannon:

This letter is in response to your comment letter (the “Comment Letter”) dated December 31, 2009, with regard to the Form 10K filing of Kranti Resources, Inc., a Nevada corporation (“Kranti” or the "Company") originally filed on March 31, 2009.

In response to question 1, the Company has revised the information provided under Item 9AT.  In response to question 2, the Company has revised and is refilling its certification pages under Exhibit 31.

Finally, the Management of Kranti acknowledges that:

-

the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

-

Securities and Exchange Commission (“SEC” or “Commission”) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-

the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at this office with any further comments or questions.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so Kranti can respond with a prompt response.

Thank you in advance for your courtesies.

Sincerely,

/s/ Jaskarn Samra

Jaskarn Samra, President and CEO